Exhibit (a)(1)(I)
                                -----------------

CONTACT:
Ellis E. Cousens
Executive Vice President, Chief Financial & Operations Officer
John Wiley & Sons, Inc.
(212) 850-6534


                              HMI ACQUISITION CORP.
                            EXTENDS ITS TENDER OFFER
                             FOR HUNGRY MINDS, INC.

                    NEW EXPIRATION DATE IS SEPTEMBER 20, 2001

NEW YORK, NY (September 18, 2001) - In light of the calamitous events of the last week, HMI Acquisition Corp., a direct or indirect wholly owned subsidiary of John Wiley & Sons, Inc. (NYSE:JWa)(NYSE:JWb), announced today that it has extended the expiration date of its cash tender offer for all outstanding shares of common stock of Hungry Minds, Inc. (NASDAQ: HMIN). The new expiration date is Thursday, September 20, 2001, at 5:00 p.m., New York City time. As of the initial expiration date of midnight, New York City time, on September 17, 2001, approximately 13,960,139 shares of HMIN common stock, which includes the 11,161,949 HMIN shares tendered by International Data Group, Inc. and IDG Enterprises, Inc. pursuant to the Voting and Tender Agreement, dated as of August 12, 2001, have been tendered, representing an aggregate of approximately 94.3% of HMIN common stock on a fully diluted basis.

Founded in 1807, John Wiley & Sons, Inc., provides must-have content and services to customers worldwide. Our core businesses include scientific, technical, and medical journals, encyclopedias, books, and online products and services; professional and consumer books and subscription services; educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The company is listed on the New York Stock Exchange under the symbols JWa and JWb. Wiley's recently relaunched Internet site can be accessed at http://www.wiley.com.